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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                  (RULE 13d - 101)

Information to be included in statements filed pursuant to 13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.  1 )*

Avatex Corporation
(Name of Issuer)

Common Stock, par value $5.00
(Title of Class of Securities)

05349F105
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 20, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 8 Pages)
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER

          633,951

8    SHARED VOTING POWER

          0

9    SOLE DISPOSITIVE POWER

          633,951

10   SHARED DISPOSITIVE POWER

          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          633,951

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.52%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER

          416,300

9    SOLE DISPOSITIVE POWER

          0

10   SHARED DISPOSITIVE POWER

          416,300

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          416,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.97%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7    SOLE VOTING POWER

          0

8    SHARED VOTING POWER

          416,300

9    SOLE DISPOSITIVE POWER

          0

10   SHARED DISPOSITIVE POWER

          416,300

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          416,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.97%

14   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, par value $5.00 (the "Common Stock"), of Avatex Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of April 20, 1998. This statement amends and supplements the Schedule 13D dated April 9, 1998 filed by the Reporting Persons which, except as set forth herein, is hereby restated in its entirety.

ITEM 3.   Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS:                   AMOUNT OF FUNDS:
Working capital and margin accounts$2,027,605.79 maintained at Goldman Sachs, Merrill Lynch and Smith Barney

     The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS:                   AMOUNT OF FUNDS:
Working capital and margin accounts$903,790.35 maintained at Goldman Sachs, Merrill Lynch and Smith Barney


ITEM 4.   Purpose of Transaction

     Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     On April 15, 1998, the Issuer failed to pay the quarterly dividends on its two series of preferred stock for the sixth consecutive quarter. On April 21, 1998, Vincent Intrieri, Ralph DellaCamera, Dan Gropper and Brian Miller, each an employee of Stonington Management Corp., a Delaware corporation controlled by Singer, were elected to fill the resulting vacancies on the Issuer's Board of Directors, on Elliott's initiative, pursuant to the written consent of a majority of the holders of both series of the Issuer's preferred stock, including Elliott and Westgate.

     Elliott and Westgate are dissatisfied with the poor performance and high compensation of the Issuer's management and particularly its Co-Chief Executive Officers, Melvyn Estrin and Abbey Butler, and oppose the Issuer's announced proposal to merge (the "Merger Plan") the Issuer into a newly-created subsidiary and to thereby exchange the outstanding preferred stock for common stock in the merged entity (without a vote of the preferred stockholders).
Elliott and Westgate believe that (i) the Merger Plan cannot be legally effected without the consent of the holders of the Issuer's preferred stock, (ii) the Merger Plan is unfair in that the holders of the Issuer's preferred stock would receive substantially less than fair value, and (iii) the Merger Plan improperly seeks to entrench management by, among other things, prohibiting the accumulation of in excess of 5% of the common stock by any individual or group, establishing a classified board and prohibiting shareholder action by written consent.

     Elliott and Westgate intend to actively oppose the Merger Plan and therefore reserve the right to (i) engage in a proxy solicitation in opposition to the Merger Plan and/or to unseat one or more directors; (ii) bring an action against the Issuer to enjoin consummation of the Merger Plan and/or (iii) propose an alternate plan to restructure the Issuer.


ITEM 5.   Interest in Securities of the Issuer

     (a)  Elliott beneficially owns 417,600 shares of Common
Stock and 111,637 shares of Preferred Stock (presently convertible into 216,351 shares of Common Stock), together constituting 4.52% of the outstanding shares of Common Stock.

     Westgate beneficially owns 416,300 shares of Common
Stock constituting 2.97% of the outstanding shares of Common
Stock.

     Elliott and Westgate together beneficially own 1,050,251 shares of Common Stock, constituting 7.49% of all outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common
Stock beneficially owned by it.

     Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph
(b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

     (c) The following previously unreported transactions were effected by Elliott during the past sixty (60) days:

                                   Approximate Price Per
                    Amount of SharesShare (exclusive of
Date      Security  Bought (Sold)  commissions)

4/15/98   Common         6,200           $2.25
4/15/98   Preferred        300          $14.50

     The above transactions were effected by Elliott on the New York Stock Exchange.

     The following previously unreported transaction was affected by Westgate during the past sixty (60) days:


                                   Approximate Price Per
                    Amount of SharesShare (exclusive of
Date      Security  Bought (Sold)  commissions)

4/15/98   Common         6,300           $2.25

     The above transaction was effected by Westgate on the New York Stock Exchange.

     No other previously unreported transactions were effected by Elliott or Westgate during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

     (e)  Not applicable.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 21, 1998

                    ELLIOTT ASSOCIATES, L.P.


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         General Partner


                    WESTGATE INTERNATIONAL, L.P.

                    By:  Martley International, Inc., as
                         Investment Manager


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President


                    MARTLEY INTERNATIONAL, INC.


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President